Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: May 21, 2021

CHURCHILL CAPITAL CORP II
640 Fifth Avenue, 12th Floor
New York, NY 10019

NOTICE OF
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 10, 2021

TO THE STOCKHOLDERS OF CHURCHILL CAPITAL CORP II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Churchill Capital Corp II (“Churchill”), a Delaware corporation, will be held at 11:00 a.m. eastern time, on June 10, 2021, in virtual format (the “Churchill Special Meeting”). You are cordially invited to attend the Churchill Special Meeting, which will be held for the following purposes:

(1)	The Merger Proposal – To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of October 12, 2020 (as it may be amended and/or restated from time to time, the “Skillsoft Merger Agreement”), by and among Churchill and Software Luxembourg Holding S.A. (“Skillsoft”), and the transactions contemplated thereby, pursuant to which Skillsoft will merge with and into Churchill, Skillsoft will cease to exist and Skillsoft’s subsidiaries will become subsidiaries of Churchill (the “Merger”) (Proposal No. 1);

(2)	The Merger Issuance Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of shares of Churchill Class A common stock and Churchill Class C common stock pursuant to the Skillsoft Merger Agreement (Proposal No. 2);

(3)	The Charter Amendment Proposal – To consider and vote upon a proposal to adopt an amendment (the “Charter Amendment”) to Churchill’s amended and restated certificate of incorporation currently in effect (the “Existing Charter”) (Proposal No. 3);

(4)	The Charter Approval Proposal – To consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) (Proposal No. 4);

(5)	The Governance Proposal – To consider and act upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Proposed Charter in order to give holders of Churchill common stock the opportunity to present their separate views on important corporate governance procedures (Proposal No. 5);

(6)	The Director Election Proposal – To consider and vote upon a proposal to elect seven directors to serve on the Board of Directors of the Post-Combination Company (the “Board”) until the 2022 annual meeting of stockholders, in the case of Class I directors, the 2023 annual meeting of stockholders, in the case of Class II directors, and the 2024 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (Proposal No. 6);

(7)	The Prosus PIPE Issuance Proposal – To consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the NYSE, the issuance of shares of Churchill Class A common stock pursuant to the Subscription Agreement, dated October 12, 2020, by and among Churchill, MIH Edtech Investments B.V. (formerly known as MIH Ventures B.V.) (“MIH Edtech Investments”), and Churchill Sponsor II LLC (the “Prosus Subscription Agreement”) (including the shares issuable (i) upon MIH Learning’s (“Prosus”), as assignee of the rights and obligations of MIH Edtech Investments under the Prosus Subscription Agreement, exercise of its concurrent right to purchase a number of additional shares of Churchill Class A common stock, at $10.00 per share, that would result in Prosus maintaining beneficial ownership of at least, but no more than, 35% of the issued and outstanding shares of Churchill Class A common stock on a fully-diluted and as-converted basis (excluding any warrants issued to Prosus pursuant to the Prosus Subscription Agreement) and (ii) upon Prosus’s exercise of the warrants issued to it pursuant to the Prosus Subscription Agreement) (Proposal No. 7);

(8)	The SuRo PIPE Issuance Proposal – To consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the NYSE, the issuance of shares of Churchill Class A common stock pursuant to the Subscription Agreement, dated as of October 14, 2020, by and between Churchill and SuRo Capital Corp. (the “SuRo Subscription Agreement”) (Proposal No. 8);

(9)	The Incentive Plan Proposal – To consider and vote upon a proposal to approve and adopt the Churchill Capital Corp II 2020 Omnibus Incentive Plan (Proposal No. 9); and

(10)	The Adjournment Proposal – To consider and vote upon a proposal to approve the adjournment of the Churchill Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal, the Merger Issuance Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Prosus PIPE Issuance Proposal, the SuRo PIPE Issuance Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions to the Skillsoft Merger Agreement is not satisfied or waived (Proposal No. 10).

These items of business are described in the forthcoming joint proxy statement/prospectus, which will be mailed to you. We encourage you to read it in its entirety before voting. Only holders of record of Churchill common stock at the close of business on April 28, 2021 (the “Churchill Record Date”) are entitled to notice of the Churchill Special Meeting and to vote and have their votes counted at the Churchill Special Meeting and any adjournments or postponements of the Churchill Special Meeting.

Pursuant to Churchill’s Existing Charter, Churchill will provide holders of the shares of its Churchill Class A common stock sold as part of the units in the initial public offering by Churchill which closed on July 1, 2019 (the “Churchill IPO”) (whether they were purchased in the Churchill IPO or thereafter in the open market) (such shares, “Public Shares”) with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in Churchill’s trust account, which holds the proceeds of the Churchill IPO, as of two business days prior to the consummation of the transactions contemplated by the Merger Proposal (including interest earned on the funds held in the trust account and not previously released to Churchill to fund its working capital requirements, subject to an annual limit of $250,000, and/or to pay its taxes) in connection with the transactions contemplated by the Skillsoft Merger Agreement. If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that Churchill redeem your shares for cash no later than the second business day preceding the vote on the Merger Proposal by delivering your share certificates to Churchill’s transfer agent physically or by delivering your shares electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. For illustrative purposes, based on funds in the trust account of approximately $697.0 million on April 28, 2021, the estimated per share redemption price would have been approximately $10.10, excluding additional interest earned on the funds held in the trust account and not previously released to Churchill to fund its working capital requirements and/or pay taxes. Public stockholders of shares of Churchill Class A common stock sold as part of the units in the Churchill IPO (whether they were purchased in the Churchill IPO or thereafter in the open market) may elect to redeem their shares even if they vote for the Merger Proposal. A holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of Churchill. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of Churchill. Churchill Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), and Churchill’s directors and officers have agreed to waive their redemption rights in connection with the consummation of the Merger with respect to any shares of Churchill common stock they may hold. Currently, the Sponsor owns 20% of Churchill common stock, consisting of the shares of Churchill Class B common stock (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor and Churchill’s directors and officers have agreed to vote any shares of Churchill common stock owned by them in favor of each of the proposals presented at the Churchill Special Meeting.

After careful consideration, Churchill’s board of directors (the “Churchill Board”) has determined that the Merger Proposal, the Merger Issuance Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Prosus PIPE Issuance Proposal, the SuRo PIPE Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of Churchill and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Merger Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Charter Approval Proposal, “FOR” the Governance Proposal, “FOR” the election of each of the seven director nominees in the Director Election Proposal, “FOR” the Prosus PIPE Issuance Proposal, “FOR” the SuRo PIPE Issuance Proposal, “FOR” the Incentive Plan Proposal and “FOR” the Adjournment Proposal, if presented.

Consummation of the Merger is conditioned on approval of each of the Merger Proposal, the Merger Issuance Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Prosus PIPE Issuance Proposal, the SuRo PIPE Issuance Proposal and the Incentive Plan Proposal. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote. If the Adjournment Proposal is approved, the Churchill Special Meeting will be adjourned to a later date or dates to permit further solicitation and vote of proxies. The joint proxy statement/prospectus that will be mailed to you explains the Skillsoft Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Churchill Special Meeting. Please review the joint proxy statement/prospectus carefully.

All Churchill stockholders are cordially invited to attend the Churchill Special Meeting in virtual format. Churchill Stockholders may attend, vote and examine the list of Churchill stockholders entitled to vote at the Churchill Special Meeting by visiting https://www.cstproxy.com/churchillcapitalii/2021. In light of public health concerns regarding the coronavirus (“COVID-19”) pandemic, the Churchill Special Meeting will be held in virtual meeting format only. You will not be able to attend the Churchill Special Meeting physically. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

Your vote is important regardless of the number of shares you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Churchill will send you a proxy statement/prospectus containing additional information about the business combination proposal and the other proposals to be considered at the special meeting, along with a proxy card and instructions on how to submit a proxy. When available, please review carefully the proxy statement/prospectus.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

By:	/s/ Michael Klein
Name: Michael Klein
Chief Executive Officer and Chairman of the Board of Directors

May 21, 2021

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE CHURCHILL REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CHURCHILL’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE CHURCHILL SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. THE JOINT PROXY STATEMENT/PROSPECTUS WILL HAVE MORE SPECIFIC INSTRUCTIONS REGARDING YOUR REDEMPTION RIGHTS.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER AGREEMENT, CHARTER AMENDMENT AND AMENDED AND RESTATED CHARTER

Skillsoft Merger Agreement

If the Skillsoft Merger Agreement is approved and adopted and the Merger is subsequently completed, Skillsoft will merge with and into Churchill, Skillsoft will cease to exist and Skillsoft’s subsidiaries will become subsidiaries of Churchill.

Skillsoft Merger Consideration

Cancellation of Skillsoft Class A Shares and Skillsoft Class B Shares. At the effective time of the Merger, (i) each outstanding Skillsoft Class A Share (other than shares owned by Churchill, which will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor) will be automatically cancelled and Churchill will issue as consideration therefor (A) 6.25 shares of Churchill Class A common stock and (B) one share of Churchill Class C common stock and (ii) each outstanding Skillsoft Class B Share will be automatically cancelled and Churchill will issue as consideration therefor 28.125 shares of Churchill Class A common stock, in each case except for any fractional shares of Churchill Class A common stock which would result (which will instead be paid out in cash in accordance with the Skillsoft Merger Agreement; such payment in cash will not represent separately bargained-for consideration, and will not exceed ten percent (10%) of the nominal value of the shares issued by Churchill in the context of the Merger in accordance with Article 1020-3 of the Luxembourg Companies’ Law). Immediately following the effective time of the Merger, each outstanding share of Churchill Class C common stock issued to former holders of Skillsoft Class A Shares in connection with the Merger will be redeemed for a redemption price of (i) $131.51 per share in cash and (ii) $5.208 per share in incremental indebtedness under that certain Senior Secured Second Out Term Loan Credit Agreement, dated as of August 27, 2020, by and among Software Luxembourg Intermediate S.à r.l., as the parent borrower, the other borrower party thereto, the lenders from time to time party thereto and Wilmington Savings Fund Society, FSB, as the administrative agent and collateral agent, as amended (the “Existing Second Out Credit Agreement”).

Fractional Shares. No fractional shares of Churchill Class A common stock will be issued. In lieu of the issuance of any such fractional shares, Churchill has agreed to pay to each former holder of Skillsoft Class A Shares and Skillsoft Class B Shares who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, after deducting any required withholding taxes, equal to the product of (i) the amount of the fractional share interest in a share of Churchill Class A common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the VWAP of shares of Churchill Class A common stock for the 20 trading days prior to the date that is three business days prior to the closing.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of each of Skillsoft and Churchill to complete the Merger are subject to the satisfaction of the following conditions:

•	the applicable waiting period(s) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions contemplated by the Skillsoft Merger Agreement shall have expired or been terminated, and all other government approvals specified in the Skillsoft Merger Agreement shall have been obtained or, if applicable, shall have expired, shall have been waived or shall have been terminated;

•	there shall not be any governmental order prohibiting the consummation of the transactions contemplated by the Skillsoft Merger Agreement;

•	Churchill shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after the redemption offer is completed;

•	the registration statement of which the forthcoming joint proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the registration statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•	the approval by Churchill stockholders of the Merger Proposal, the Merger Issuance Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Prosus PIPE Issuance Proposal, the SuRo PIPE Issuance Proposal and the Incentive Plan Proposal shall have been obtained;

•	the approval by Skillsoft shareholders of the Joint Merger Proposal, the Merger and the other transactions contemplated by the Skillsoft Merger Agreement shall have been obtained;

•	the Churchill Class A common stock to be issued in connection with the Merger, the Prosus Subscription Agreement, the SuRo Subscription Agreement and the Subscription Agreement, dated as of October 13, 2020, by and between Churchill and Lodbrok Capital LLP shall have been approved for listing on the NYSE, subject only to official notice thereof;

•	the redemption offer in relation to the Public Shares shall have been completed in accordance with the terms of the Skillsoft Merger Agreement and the forthcoming joint proxy statement/prospectus;

•	PKF Audit & Conseil S.à r.l. shall have delivered an auditor’s report in accordance with Article 1021-6 of the Luxembourg Companies’ Law; and

•	as of immediately prior to or at the time of the closing of the Merger, the aggregate amount equal to the result of (without duplication) (a) the cash available to be released from the trust account to Churchill after deduction of all funds required to be paid in respect of redemptions of Churchill common stock pursuant to Churchill’s offer to certain of its shareholders to redeem their Churchill common stock, plus (b) any cash on the balance sheet or otherwise in the bank accounts of Churchill (which shall include any proceeds pursuant to any commitment to subscribe for shares of Churchill Class A common stock or warrants exercisable into shares of Churchill Class A common stock prior to or concurrently with the closing of the Merger), plus (c) the aggregate amount of cash deposited in the bank accounts of Skillsoft and its subsidiaries, other than restricted cash set forth in Skillsoft’s consolidated balance sheet with respect to the Amended and Restated Receivables Purchase Agreement, dated December 20, 2018, by and among Skillsoft Corporation, SumTotal Systems, LLC, Mindleaders, Inc., Skillsoft Canada, Ltd., SumTotal Systems Canada Ltd., Skillsoft U.K. Limited, SumTotal Systems U.K. Limited and Skillsoft Receivables Financing LLC shall equal or exceed $644,000,000.

Conditions to Obligations of Churchill

The obligation of Churchill to complete the Merger is also subject to the satisfaction, or waiver by Churchill, of the following conditions:

•	the accuracy of the representations and warranties of Skillsoft as of the date of the Skillsoft Merger Agreement and as of the closing date of the Merger, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on Skillsoft;

•	each of the covenants of Skillsoft required to be complied with on or before the closing shall have been complied with in all material respects;

•	the receipt of a certificate signed by an authorized officer of Skillsoft certifying that Skillsoft’s preceding conditions with respect to its representations and warranties have been satisfied;

•	the absence of an “Event of Default” under the Senior Secured Term Loan Credit Agreement, dated as of August 27, 2020, by and among Software Luxembourg Intermediate S.à r.l., as holding, Software Luxembourg Intermediate S.à r.l., as the parent borrower, the other borrower party thereto, the lenders from time to time party thereto and Wilmington Savings Fund Society FSB, as the administrative agent and collateral agent and the Existng Second Out Credit Agreement; and

•	the absence of a material adverse effect with respect to Skillsoft.

Conditions to Obligations of Skillsoft

The obligation of Skillsoft to complete the Merger is also subject to the satisfaction or waiver by Skillsoft of the following conditions:

•	the accuracy of the representations and warranties of Churchill as of the date of the Skillsoft Merger Agreement and as of the closing date of the Merger, other than, in most cases, those failures to be true and correct that would not reasonably be expected to materially impair or delay Churchill’s ability to consummate the transactions contemplated by the Skillsoft Merger Agreement or otherwise perform its obligations under the Buyer Transaction Agreements (as defined in the Skillsoft Merger Agreement);

•	each of the covenants of Churchill required to be complied with on or before the closing shall have been complied with in all material respects;

•	the receipt of a certificate signed by an authorized officer of Churchill certifying that Churchill’s preceding conditions with respect to its representations and warranties have been satisfied; and

•	the Sponsor Support Agreement, dated as of October 12, 2020, by and between Sponsor, Churchill and Skillsoft has not been amended or modified without Skillsoft’s prior written consent from the date of the Skillsoft Merger Agreement until the closing.

No Solicitation

Except as expressly permitted by the provisions of the Skillsoft Merger Agreement (the “no solicitation provisions”), from the date of the Skillsoft Merger Agreement to the closing date or, if earlier, the valid termination of the Skillsoft Merger Agreement in accordance with its terms, Skillsoft has agreed not to, and shall not authorize or permit any of its affiliates or representatives to, directly or indirectly:

•	make or negotiate any offer or proposal involving any third party to (A) issue, sell or otherwise transfer any interest in Skillsoft or any of its subsidiaries or all or any material portion of its or their assets, or (B) enter into any definitive agreement with respect to, or otherwise effect, any Other Sale (as defined in the Amended and Restated Articles of Incorporation of Skillsoft, filed on August 27, 2020) other than with Churchill or any of its affiliates, recapitalization, refinancing, merger or other similar transaction involving Skillsoft or its subsidiaries (any of the foregoing, an “alternative proposal”);

•	solicit any inquiries or proposals regarding any alternative proposal;

•	initiate any discussions with or provide any non-public information or data to any third party that would encourage, facilitate or further any effort or attempt to make or implement an alternative proposal; or

•	enter into any agreement with respect to any alternative proposal made by any third party;

provided, that the foregoing shall not restrict Skillsoft or its affiliates or representatives from disclosing to its shareholders any unsolicited proposal received in connection with any alternative proposal to the extent required by their obligations under applicable law. Skillsoft shall, and shall cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date of the Skillsoft Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, an alternative proposal.

Through the closing date or earlier valid termination of the Skillsoft Merger Agreement, Churchill has agreed not take, nor permit any of its subsidiaries or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Skillsoft, its subsidiaries and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to (x) any initial business combination or (y) any other business combination that would reasonably be expected to (i) adversely impact the ability of either party to consummate the transactions contemplated by the Skillsoft Merger Agreement, (ii) materially delay the consummation of the transactions contemplated by the Skillsoft Merger Agreement (it being understood that any delay of greater than 10 business days shall be deemed to be material) or (iii) violate or otherwise breach the covenants related to the conduct of the businesses of either Churchill or Skillsoft prior to the completion of the Merger, in each case other than with Skillsoft, its subsidiaries and their respective affiliates and representatives (each, a “business combination proposal”).

Churchill has agreed to provide Skillsoft with written notice at least two business days prior to its or any of its subsidiaries’ entry into any definitive agreement with respect to any business combination permitted by the Skillsoft Merger Agreement, which notice shall put forth the material terms of the transaction and identify the third-parties party thereto.

Churchill has agreed to, and to cause its subsidiaries and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Skillsoft Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, business combination proposal. Notwithstanding anything to the contrary, the foregoing shall not restrict Churchill’s affiliates (including the Sponsor) that are not subsidiaries of Churchill in any way with respect to pursuit of a business combination or a business combination proposal for such affiliates’ other investment vehicles other than Churchill or its subsidiaries.

Termination

The Skillsoft Merger Agreement may be terminated under certain circumstances at any time prior to the effective time of the Merger, whether before or after adoption of the Skillsoft Merger Agreement by Skillsoft’s shareholders or approval of the proposals required to effect the Merger by Churchill’s stockholders.

Mutual Termination Rights.

The Skillsoft Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by mutual written consent of Skillsoft and Churchill;

•	by written notice from either Skillsoft or Churchill to the other if the approval of Churchill stockholders to the Merger Proposal, the Merger Issuance Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Prosus PIPE Issuance Proposal, the SuRo PIPE Issuance Proposal and the Incentive Plan Proposal are not obtained at the Churchill Special Meeting (subject to any adjournment or recess of the Churchill Special Meeting);

•	by written notice from either Skillsoft or Churchill to the other if the closing shall not have occurred by the termination date; provided, that if the closing shall not have occurred on or before the termination date due to a material breach of any representations, warranties or covenants contained in the Skillsoft Merger Agreement by Churchill or Skillsoft, then the party that failed to fulfill such obligations or breached the Skillsoft Merger Agreement may not terminate the Skillsoft Merger Agreement pursuant to this clause; or

•	by written notice from either Skillsoft or Churchill to the other if any government authority shall have issued a final, non-appealable order that permanently enjoins the consummation of the Merger; provided, that the right to terminate the Skillsoft Merger Agreement under this clause shall not be available to a party whose action or failure to fulfill any obligation under the Skillsoft Merger Agreement has been the cause of, or has resulted in, the issuance of such order or other action.

Skillsoft Termination Rights.

The Skillsoft Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	prior to the closing, by written notice to Churchill from Skillsoft if there is any breach of any representation, warranty, covenant or agreement on the part of Churchill set forth in the Skillsoft Merger Agreement, such that any condition of Skillsoft’s obligations under the Skillsoft Merger Agreement would not be satisfied (a “terminating Churchill breach”), Skillsoft does not waive such breach and such terminating Churchill breach (i) is curable by Churchill and is not cured by Churchill prior to the earlier to occur of (A) twenty (20) business days after receipt by Churchill of Skillsoft’s notice of its intent to terminate and (B) the termination date or (ii) is incapable of being cured prior to the termination date; provided, that the right to terminate under this paragraph shall not be available if Skillsoft is in material breach of its obligations under the Skillsoft Merger Agreement on such date; or

•	by written notice to Churchill from Skillsoft, if the Churchill Board shall have made, prior to the Churchill Special Meeting, a change in its recommendation with respect to the proposals.

Churchill Termination Rights.

The Skillsoft Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by written notice to Skillsoft if the approval of Skillsoft shareholders to the Skillsoft Merger Proposal is not obtained at the Skillsoft Extraordinary General Meeting (subject to any adjournment or recess of the Skillsoft Extraordinary General Meeting); or

•	by written notice to Skillsoft from Churchill if there is any breach of any representation, warranty, covenant or agreement on the part of Churchill set forth in the Skillsoft Merger Agreement, such that any condition to the obligations of Churchill under the Skillsoft Merger Agreement would not be satisfied (a “terminating Skillsoft breach”), Churchill does not waive such breach and such terminating Skillsoft breach (i) is curable by Skillsoft and is not cured by Skillsoft prior to the earlier to occur of (A) twenty (20) business days after receipt by Churchill of Skillsoft’s notice of its intent to terminate and (B) the termination date or (ii) is incapable of being cured prior to the termination date; provided, that the right to terminate under this paragraph shall not be available if Churchill is in material breach of its obligations under the Skillsoft Merger Agreement on such date.

The foregoing description of the Skillsoft Merger Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which will be included as an annex to the forthcoming joint proxy statement/prospectus.

Charter Amendment

Churchill’s Existing Charter authorizes 221,000,000 shares, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Churchill Class A common stock and 20,000,000 shares of Churchill Class B common stock, and (b) 1,000,000 shares of preferred stock. This amendment authorizes Churchill to issue 408,840,000 shares, consisting of (i) 398,840,000 shares of common stock, including 375,000,000 shares of Churchill Class A common stock, 20,000,000 shares of Churchill Class B common stock and 3,840,000 shares of Churchill Class C common stock, and (ii) 10,000,000 shares of preferred stock.

The Charter Amendment was negotiated as part of the Merger. The Churchill Board believes the Charter Amendment is necessary in order for Churchill to have sufficient authorized capital stock to issue pursuant to the Skillsoft Merger Agreement and the transactions contemplated thereby. The Churchill Board also believes that it is important for Churchill following the Merger (the “Post-Combination Company”) to have available for issuance a number of authorized shares of Class A common stock sufficient to support Churchill’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Merger and the other transactions contemplated by in the forthcoming joint proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

The Churchill Board believes that these additional shares will provide Churchill with needed flexibility to issue shares in the future in a timely manner and under circumstances Churchill considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

The foregoing is a summary of the key changes effected by the Charter Amendment, but this summary is qualified in its entirety by reference to the full text of the Charter Amendment, a copy of which will be included as an annex to the forthcoming joint proxy statement/prospectus.

Amended and Restated Charter

The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which will be included as an annex to the forthcoming joint proxy statement/prospectus:

•	Elimination of Class B common stock—eliminate the Class B common stock classification;

•	Special Meetings—provide special meetings may be called only by or at the direction of the chairman or the Board, either on his or her own initiative or at the request of stockholders that beneficially own at least 25% in voting power of all the then-outstanding shares of stock of the Post-Combination Company;

•	Removal of Blank Check Company Provisions—eliminate various provisions applicable only to blank check companies.

Below are explanations of each of these changes:

Elimination of Class B common stock

Upon the conversion of the Class B common stock to Class A common stock and the elimination of the blank check provisions in Churchill’s existing charter, the Churchill Board determined that there was no longer a need to continue with a series of Class B common stock and, therefore, this amendment eliminates the Class B common stock.

Special Meetings

At present, Churchill’s existing charter provides that special meetings of stockholders of Churchill may be called only by the chairman of the Churchill Board, the chief executive officer of Churchill or a majority of the Churchill Board, and the ability of stockholders to call a special meeting is specifically denied. This amendment provides that special meetings may be called only by the chairman or the Board; either on his or her own initiative or at the request of stockholders that beneficially own at least 25% in voting power of all the then-outstanding shares of stock of the Post-Combination Company. Allowing stockholders holding a substantial portion of the voting power of the outstanding shares of the Post-Combination Company to request a special meeting of stockholders achieves a reasonable balance between enhancing stockholder rights and adequately protecting the long-term interests of the Post-Combination Company and its stockholders.

Removal of Blank Check Company Provisions

Churchill’s existing charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to Churchill’s status as a blank check company, which is desirable because these provisions will serve no purpose following the Merger. For example, these proposed amendments remove the requirement to dissolve the Post-Combination Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Merger. Perpetual existence is the usual period of existence for corporations and Churchill believes it is the most appropriate period for the Post-Combination Company following the Merger. In addition, certain other provisions in Churchill’s existing charter require that proceeds from the Churchill IPO be held in the trust account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Merger is consummated.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be reduce spacing to be consistent obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.